Management’s Discussion and Analysis of Financial Results

INTRODUCTION
This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY”, the “partnership”, or “we”) covers the financial position as of March 31, 2016 and December 31, 2015 and results of operations for the three months ended March 31, 2016 and 2015. This MD&A should be read in conjunction with the unaudited condensed consolidated financial statements (the “Financial Statements”) and related notes as of March 31, 2016, included elsewhere in this report, and our annual report for the year ended December 31, 2015 on Form 20-F.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES
This MD&A, particularly “Objectives and Financial Highlights – Overview of the Business” and “Additional Information – Trend Information”, contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, as applicable.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

We disclose a number of financial measures in this MD&A that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We utilize these measures in managing our business, including performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing our overall performance. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A.

OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
Our sole material asset is our 37% interest in Brookfield Property L.P. (the “Operating Partnership”). As we have the ability to direct its activities pursuant to our rights as owners of the general partner units, we consolidate the Operating Partnership. Accordingly, our Financial Statements reflect 100% of its assets, liabilities, revenues, expenses and cash flows, including non-controlling interests therein, which capture the ownership interests of other third parties.

We also discuss the results of operations on a segment basis, consistent with how we manage our business. In the first quarter of 2016, we realigned the organizational and governance structures of our businesses to align them more closely with the nature of the partnership’s investments. Such realignment gave rise to changes in how the partnership presents information for financial reporting and management decision-making purposes and resulted in a change in the partnership’s reporting segments. Consequently, as of March 31, 2016, the partnership’s operating segments are organized into four reportable segments: i) Core Office, ii) Core Retail, iii) Opportunistic and iv) Corporate. All prior period segment disclosures have been recast to reflect the changes in the partnership’s reportable segments. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the Chief Operating Decision Maker.

Our partnership’s equity interests include general partnership units (“GP Units”), publicly traded limited partnership units (“LP Units”), redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the Operating Partnership (“Special LP Units”) and limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”). Holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units will be collectively referred to throughout this MD&A as “Unitholders”. The GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units have the same economic attributes in all respects, except that the Redeemable/Exchangeable Partnership Units have provided Brookfield Asset Management Inc. (“Brookfield Asset Management”) the right to request that its units be redeemed for cash consideration since April 2015. In the event that Brookfield Asset Management exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield Asset Management, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redeemable/Exchangeable Partnership Units as a component of non-controlling interests. The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, for LP Units. As a result of this redemption feature, we present the Exchange LP Units as a component of non-controlling interests.

This MD&A includes financial data for the three months ended March 31, 2016 and includes material information up to May 11, 2016. Financial data have been prepared using accounting policies in accordance with IFRS as issued by the IASB. Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property, excluding information relating to our interests in China Xintiandi (“CXTD”). We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), and Chinese Yuan (“C¥”) are identified where applicable.

Additional information is available on our website at www.brookfieldpropertypartners.com, or on www.sedar.com or www.sec.gov.

OVERVIEW OF THE BUSINESS
Our partnership is Brookfield Asset Management’s primary public entity to make investments in the real estate industry. We are a globally-diversified owner and operator of high-quality properties that typically generate stable and sustainable cash flows over the long term. Our goal is to be a leading global owner and operator of real estate, providing investors with a diversified exposure to some of the most iconic properties in the world and to acquire high-quality assets at a discount to replacement cost or intrinsic value. With approximately 14,000 employees involved in Brookfield Asset Management’s real estate businesses around the globe, we have built operating platforms in various real estate sectors, including:

•	Core Office sector through our 100% common equity interest in Brookfield Office Properties Inc. (“BPO”) and our 50% interest in Canary Wharf Group plc (“Canary Wharf”);

•	Core Retail sector through our 29% interest in General Growth Properties, Inc. (“GGP”) (34% on a fully diluted basis, assuming all outstanding warrants are exercised); and

•	Opportunistic sector through investments in Brookfield Asset Management-sponsored real estate opportunity funds.

Through these platforms, we have amassed a portfolio of premier properties and development sites around the globe, including:

•
153 office properties totaling over 101 million square feet primarily located in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, and Berlin;

•	Office and urban multifamily development sites that enable the construction of 32 million square feet of new properties;

•	128 regional malls and urban retail properties containing approximately 126 million square feet in the United States;

•	104 opportunistic office properties comprising 23 million square feet of office space in the United States, United Kingdom, Brazil and India;

•	Over 27 million square feet of opportunistic retail space across 43 properties across the United States and in select Brazilian markets;

•
Approximately 55 million square feet of industrial space across 206 industrial properties, primarily consisting of modern logistics assets in North America and Europe, with an additional four million square feet currently under construction;

•	Over 39,500 multifamily units across 140 properties throughout the United States;

•	Twenty-seven hospitality assets with over 18,200 rooms across North America, Europe and Australia;

•	Over 300 properties that are leased to automotive dealerships across the United States and Canada on a triple net lease basis; and

•	Over 100 self-storage facilities comprising over 67,000 storage units throughout the United States.

    Our diversified portfolio of high-quality office and retail assets in some of the world’s most dynamic markets has a stable cash flow profile due to its long-term leases. In addition, as a result of the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy, these assets should generate strong same-property net operating income (“NOI”) growth without significant capital investment. Furthermore, we expect to earn between 8% and 11% unlevered, pre-tax returns on construction costs for our development and redevelopment projects and 20% on our equity invested in Brookfield-sponsored real estate opportunity funds. With this cash flow profile, our goal is to pay an attractive annual distribution to our Unitholders and to grow our distribution by 5% to 8% per annum.

Overall, we seek to earn leveraged after-tax returns of 12% to 15% on our invested capital. These returns will be comprised of current cash flow and capital appreciation. Capital appreciation will be reflected in the fair value gains that flow through our income statement as a result of our revaluation of investment properties in accordance with IFRS to reflect initiatives that increase property level cash flows, change the risk profile of the asset, or to reflect changes in market conditions. From time to time, we will convert some or all of these unrealized gains to cash through asset sales, joint ventures or refinancings.

We believe our global scale and best-in-class operating platforms provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. In addition, due to the scale of our stabilized portfolio and flexibility of our balance sheet, our business model is self-funding and does not require us to access capital markets to fund our continued growth.

PERFORMANCE MEASURES
We expect to generate returns to Unitholders from a combination of cash flow earned from our operations and capital appreciation. Furthermore, if we are successful in increasing cash flow earned from our operations we will be able to increase distributions to Unitholders to provide them with an attractive current yield on their investment.

To measure our performance against these targets, we focus on NOI, funds from operations (“FFO”), Company FFO, fair value changes, and net income and equity attributable to Unitholders. Some of these performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. We define each of these measures as follows:

•	NOI: revenues from our commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses.

•
FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, we include our proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates.

•
Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties and the FFO that would have been attributable to the partnership’s shares of GGP if all outstanding warrants of GGP were exercised on a cashless basis. It also includes dilution adjustments to undiluted FFO as a result of the net settled warrants.

•	Fair value changes: includes the increase or decrease in the value of investment properties that is reflected in the consolidated statements of income.

•	Net income attributable to Unitholders: net income attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

•	Equity attributable to Unitholders: equity attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

NOI is a key indicator of our ability to increase cash flow from our operations. We seek to grow NOI through pro-active management and leasing of our properties. In evaluating our performance, we analyze a subset of NOI, defined as “same-property NOI,” which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, or not of a recurring nature, and from opportunistic assets. Same-property NOI allows us to segregate the performance of leasing and operating initiatives on the portfolio from the impact to performance of investing activities and “one-time items”, which for the historical periods presented consist primarily of lease termination income.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We reconcile FFO to net income rather than cash flow from operating activities as we believe net income is the most comparable measure.

In addition to monitoring, analyzing and reviewing earnings performance, we also review initiatives and market conditions that contribute to changes in the fair value of our investment properties. These value changes, combined with earnings, represent a total return on the equity attributable to Unitholders and form an important component in measuring how we have performed relative to our targets.

We also consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;

•	Increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and

•	Reductions in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that key external performance drivers include the availability of the following:

•	Debt capital at a cost and on terms conducive to our goals;

•	Equity capital at a reasonable cost;

•	New property acquisitions that fit into our strategic plan; and

•	Investors for dispositions of peak value or non-core assets.

FINANCIAL STATEMENTS ANALYSIS
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our financial position and consolidated performance as of March 31, 2016 and December 31, 2015 and for the three months ended March 31, 2016 and 2015. Further details on our results from operations and our financial positions are contained within the “Segment Performance” section beginning on page 12.

Our investment approach is to acquire high-quality assets at a discount to replacement cost or intrinsic value. We have been actively pursuing this strategy through our flexibility to allocate capital to real estate sectors and geographies with the best risk-adjusted returns and to participate in transactions through our investments in various Brookfield Asset Management-sponsored real estate funds. Some of the more significant transactions are highlighted below:

Significant Developments in the first quarter of 2016
During the first quarter of 2016, we acquired a portfolio of self-storage facilities across the U.S. for approximately $840 million in our Opportunistic sector, including the assumption of debt. In our Core Office segment, we sold World Square Retail in Sydney for A$285 million and Royal Centre in Vancouver for C$428 million.

Significant Developments in the first quarter of 2015
During the first quarter of 2015, we were successful in expanding our core office platform as a result of the acquisition of a further interest in Canary Wharf using proceeds raised at the end of 2014 through the issuance of preferred shares. We, in conjunction with our joint venture partner Qatar Investment Authority (“QIA”), acquired 100% of Canary Wharf (the “Canary Wharf Transaction”), a 9.5 million square feet office portfolio in London with an 11.5 million square feet development pipeline.

Summary Operating Results

	Three months ended Mar. 31,
(US$ Millions)	2016	2015
Commercial property revenue	$820	$810
Hospitality revenue	392	270
Investment and other revenue	35	69
Total revenue	1,247	1,149
Direct commercial property expense	311	327
Direct hospitality expense	265	206
Interest expense	416	374
Depreciation and amortization	64	36
General and administrative expense	131	110
Total expenses	1,187	1,053
Fair value gains, net	337	828
Share of earnings from equity accounted investments	130	264
Income before taxes	527	1,188
Income tax expense	87	179
Net income	$440	$1,009
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	189	176
Net income attributable to Unitholders	$251	$833

NOI	$636	$547
FFO	$195	$176
Company FFO	$217	$181

Our basic and diluted net income attributable to Unitholders per unit and weighted average units outstanding are calculated as follows:

	Three months ended Mar. 31,
(US$ Millions, except per share information)	2016	2015
Net income attributable to Unitholders - basic(1)	$251	$833
Dilutive effect of conversion of capital securities - corporate	10	9
Net income attributable to Unitholders - diluted	$261	$842

Weighted average number of units outstanding - basic(1)	781.2	782.8
Conversion of capital securities - corporate and options	38.3	40.1
Weighted average number of units outstanding - diluted	819.5	822.9
Net income per unit attributable to Unitholders - basic(1)	$0.32	$1.06
Net income per unit attributable to Unitholders - diluted	$0.32	$1.02

(1)
Basic net income attributable to Unitholders per unit requires the inclusion of preferred shares of the Operating Partnership that are mandatorily convertible into LP Units without an add back to earnings of the associated carry on the preferred shares. Net income attributable to Unitholders per unit with the add back of the associated carry on the preferred shares would be $0.36 per unit and $1.10 per unit for the three months ended March 31, 2016 and 2015, respectively.

Commercial property revenue and direct commercial property expense

For the three months ended March 31, 2016, commercial property revenue increased by $10 million compared to the same period in the prior year, as a result of incremental capital allocated to higher yielding opportunistic activities, same-property growth in our core office and retail platforms and an increase in our asset base. Acquisitions made in 2015 and 2016, including Associated Estates Realty Corp. (“Associated Estates”), an office portfolio in Brazil and a self-storage portfolio, contributed to a $64 million increase in revenue. These increases were offset by the disposition or partial disposition of mature office assets, some of which resulted in the deconsolidation of certain commercial properties that provided the capital to pursue the aforementioned acquisitions. Material dispositions, full or partial, include Royal Centre in Vancouver, Southern Cross East and West in Melbourne, Manhattan West in New York City, 99 Bishopsgate in London, a portfolio of Washington, D.C. office assets and 75 State Street in Boston.

Direct commercial property expense decreased by $16 million largely due to the disposition of mature assets and the deconsolidation of certain commercial assets. These decreases were offset by additional expenses relating to acquisitions during 2015 and 2016 as mentioned above. Margins in 2016 were 62.1%, an improvement of 2.4% over 2015.

Hospitality revenue and direct hospitality expense
Hospitality revenue increased to $392 million for the three months ended March 31, 2016, compared to $270 million in the same period in the prior year. Direct hospitality expense increased to $265 million for the three months ended March 31, 2016, compared to $206 million in the same period in the prior year. These increases are primarily related to the acquisition of Center Parcs Group (“Center Parcs UK”) in the third quarter of 2015, as well as a strong first quarter at the Paradise Island Holdings Limited (“Atlantis”) due to the timing of Easter in the current year.

Investment and other revenue and investment and other expense
Investment and other revenue includes management fees, leasing fees, development fees, interest income and other non-rental revenue. Investment and other revenue decreased by $34 million for the three months ended March 31, 2016 as compared to the same period in the prior year. This decrease was primarily due to dividend income from Canary Wharf prior to the joint venture transaction in the first quarter of 2015 of $15 million and preferred share dividends from CXTD of $11 million.

Interest expense
Interest expense increased by $42 million for the three months ended March 31, 2016 as compared to the same period in the prior year. This was due to the assumption of debt obligations as a result of acquisition activity and through incremental debt raised from temporary drawdowns on our credit facilities, as well as the issuance of convertible preferred shares to source the capital required for acquisitions.

General and administrative expense
General and administrative expense increased by $21 million for the three months ended March 31, 2016 as compared to the same period in the prior year. The increase was primarily attributable to operating costs of newly acquired entities, including Associated Estates, Center Parcs UK, and portfolios of office assets in Brazil and self-storage assets in the U.S. In addition, we recorded transaction expenses during the first quarter of 2016, primarily related to the acquisition of the self-storage portfolio and a Brazilian office portfolio, of $16 million.

Fair value gains, net
While we measure and record our commercial properties and developments using valuations prepared by management in accordance with our policy, external appraisals and market comparables, when available, are used to support our valuations.

Fair value gains, net for our Core Office sector of $18 million were recognized in the three months ended March 31, 2016. These gains primarily related to properties in New York, Vancouver and Sydney as a result of leasing and transaction activity, including a fair value gain realized on the disposition of Royal Centre during the first quarter of 2016. These gains were offset by fair value losses on energy-dependent markets, including Houston and Calgary.

The prior year included significant fair value gains in New York and Sydney, mainly as a result of cash flow changes, based on leases signed during the quarter and some discount and capitalization rate compression to reflect improvements in the office markets in the impacted regions.

Fair value gains, net for the Core Retail segment relate to the appreciation of our warrants in GGP due to an increase in the market price of the underlying shares during the three months ended March 31, 2016 and 2015.

Fair value gains, net for the Opportunistic segment of $132 million were recognized in the three months ended March 31, 2016, primarily related to our multifamily portfolio, due to increases in rental rates, resulting from renovation work that has been completed to date. Additionally, in our opportunistic office portfolio, we have seen improved market conditions in certain markets in the United States and London; and in our industrial portfolio, particularly in select markets in the U.S. and Germany as a result of improved leasing.

In addition, for the three months ended March 31, 2016, we recorded fair value gains, net of $18 million (2015 - fair value loss, net of $12 million), primarily related to mark-to-market adjustments of financial instruments and the settlement of derivative contracts during the quarter.

Share of net earnings from equity accounted investments
Our most material equity accounted investments are Canary Wharf in our Core Office sector, GGP in our Core Retail sector and the Diplomat hotel and our interest in the second value-add multifamily fund in our Opportunistic segment.

Our share of net earnings from equity accounted investments was $130 million for three months ended March 31, 2016, which represents a decrease of $134 million compared to the prior year. The decrease was driven by our Core Office sector as a result of fair value losses on certain derivative contracts within our equity accounted investments during the quarter, which contributed to an ($88) million fair value loss from equity accounted investments. Also contributing to the decrease in the Core Office are lower fair value gains on our equity accounted Core Office assets than were recognized in the prior period. These decreases were partially offset by an increase of fair value in our Opportunistic sector. The decrease in our Core Retail portfolio compared with the prior year period was primarily related to higher fair value gains in the prior year.

Reconciliation of Non-IFRS measures
As described in the “Performance Measures” section on page 3, our partnership uses non-IFRS measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS measures is included below.

Commercial property NOI increased by $26 million to $509 million during the three months ended March 31, 2016 compared with $483 million during the same period in the prior year. The increase was primarily driven by new acquisitions across our portfolio offset by the disposition of mature assets, the deconsolidation of certain assets following partial dispositions thereof and the negative impact of foreign exchange.

Hospitality NOI increased by $63 million to $127 million during the three months ended March 31, 2016 compared with $64 million during the same period in the prior year. This increase is primarily due to the acquisition of Center Parcs UK and strong performance at the Atlantis as a result of the timing of the Easter holiday.

The following table reconciles NOI to net income for the three months ended March 31, 2016 and 2015:

	Three months ended Mar. 31,
(US$ Millions)	2016	2015
Commercial property revenue	$820	$810
Direct commercial property expense	(311)	(327)
Commercial property NOI	509	483
Hospitality revenue	392	270
Direct hospitality expense	(265)	(206)
Hospitality NOI	127	64
Total NOI	636	547
Investment and other revenue	35	69
Share of net earnings from equity accounted investments	130	264
Interest expense	(416)	(374)
Depreciation and amortization	(64)	(36)
General and administrative expense	(131)	(110)
Fair value gains, net	337	828
Income before taxes	527	1,188
Income tax expense	(87)	(179)
Net income	$440	$1,009
Net income attributable to non-controlling interests	189	176
Net income attributable to Unitholders	$251	$833

The following table reconciles net income to FFO for the three months ended March 31, 2016 and 2015:

	Three months ended Mar. 31,
(US$ Millions)	2016	2015
Net income	$440	$1,009
Add (deduct):
Fair value gains, net	(337)	(828)
Share of equity accounted fair value gains, net	88	(93)
Depreciation and amortization of real estate assets	59	31
Income tax expense	87	179
Non-controlling interests in above items	(142)	(122)
FFO	$195	$176
Add (deduct):
Depreciation and amortization of real-estate assets, net(1)	6	5
Transaction costs, net(1)	9	—
Gains/losses associated with non-investment properties, net(1)	(6)	(11)
Net contribution from GGP warrants(2)	13	11
Company FFO	$217	$181

(1)	Presented net of non-controlling interests.

(2)
Represents incremental FFO that would have been attributable to the partnership’s share of GGP, if all outstanding warrants of GGP had been exercised on a cashless basis. It also includes the dilution adjustments to FFO as a result of the net settled warrants.

FFO increased to $195 million during the three months ended March 31, 2016 compared with $176 million during the same period in the prior year. These increases were driven by acquisition activity since the prior period, including Associated Estates, an office portfolio in Brazil, a self-storage portfolio in the U.S., and Center Parcs UK, as well as positive same-property growth in our Core Office and Core Retail sectors. These increases are partially offset by the negative impact of foreign exchange rate fluctuations on our earnings from operations outside of the U.S.

Statement of Financial Position Highlights and Key Metrics

(US$ Millions)	Mar. 31, 2016	Dec. 31, 2015
Investment properties
Commercial properties	$40,298	$39,111
Commercial developments	2,901	2,488
Equity accounted investments	17,202	17,638
Hospitality assets	4,925	5,016
Cash and cash equivalents	1,237	1,035
Assets held for sale	1,254	805
Total assets	73,837	71,866
Debt obligations	31,128	30,526
Liabilities associated with assets held for sale	478	242
Total equity	31,299	30,933
Equity attributable to Unitholders	$21,829	$21,958
Equity per unit(1)	$29.93	$30.09
(1) Assumes conversion of mandatorily convertible preferred shares. See page 11 for additional information.

As of March 31, 2016, we had $73,837 million in total assets, compared with $71,866 million at December 31, 2015. This $1,971 million increase reflects acquisition activity since the prior year, including the acquisition of a self-storage portfolio.

Our investment properties are comprised of commercial, operating, rent-producing properties and commercial developments including active sites and those in planning for future development and land. Commercial properties increased from $39,111 million at the end of 2015 to $40,298 million at March 31, 2016. The increase was largely due to the acquisition of our self-storage portfolio, as well as incremental capital spend to maintain or enhance properties and the impact of foreign exchange. This was offset by the full or partial disposition of certain assets during the year, and the reclassification of certain properties to assets held for sale.

Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $2,901 million at March 31, 2016, an increase of $413 million from the balance at December 31, 2015. The increase is primarily attributable to additional capital spend on our active developments.

The following table presents the changes in investment properties from December 31, 2015 to March 31, 2016:

	Mar. 31, 2016
(US$ Millions)	Commercial properties	Commercial developments
Commercial properties, beginning of period	$39,111	$2,488
Acquisitions	1,105	79
Capital expenditures	106	198
Dispositions	(28)	(3)
Fair value gains, net	133	7
Foreign currency translation	560	6
Reclassifications to assets held for sale and other changes	(689)	126
Commercial properties, end of period	$40,298	$2,901

Equity accounted investments, decreased by $436 million since December 31, 2015 primarily due to the reclassification of $363 million from equity accounted investments to assets held for sale, which includes half of our interest in the Potsdamer Platz estate in Berlin in our Core Office sector, a portfolio of hospitality assets in Germany, and fourteen industrial assets in the United States, as we intend to sell interests in these investments to third parties in the next 12 months.

The following table presents a roll-forward of changes in our equity accounted investments:

(US$ Millions)	Mar. 31, 2016
Equity accounted investments, beginning of period	$17,638
Additions, net of disposals	(78)
Share of net income	130
Distributions received	(78)
Foreign exchange	(60)
Reclassification to assets held for sale	(363)
Other	13
Equity accounted investments, end of period	$17,202

Hospitality assets decreased by $91 million since December 31, 2015, primarily as a result of depreciation expense during the first quarter of 2016 and the impact of foreign exchange related to our Center Parcs UK portfolio.

As of March 31, 2016, assets held for sale included three properties in our Core Office segment, half of our interest in the Potsdamer Platz estate, as well as a portfolio of hospitality assets in Germany, 14 industrial assets and 18 multifamily assets in the United States, as we intend to sell controlling interests in these properties to third parties in the next 12 months.

Our debt obligations increased to $31,128 million at March 31, 2016 from $30,526 million at December 31, 2015. Contributing to this increase was the addition of property-specific borrowings related to acquisition activity during the period, as noted above, as well as the impact of foreign exchange. These increases were partially offset by the disposition of encumbered assets during the period and the repayment of corporate borrowings following the refinancing of our credit facility during the quarter.

The following table presents additional information on our partnership’s outstanding debt obligations:

(US$ Millions)	Mar. 31, 2016	Dec. 31, 2015
Corporate borrowings	$1,142	$1,632
Funds subscription facilities	1,583	1,594
Non-recourse borrowings
Property-specific borrowings	27,127	25,938
Subsidiary borrowings	1,276	1,362
Total debt obligations	$31,128	$30,526
Current	5,652	8,580
Non-current	25,476	21,946
Total debt obligations	$31,128	$30,526

The following table presents the components used to calculate equity attributable to Unitholders per unit:

(US$ Millions, except unit information)	Mar. 31, 2016	Dec. 31, 2015
Total equity	$31,299	$30,933
Less:
Interests of others in operating subsidiaries and properties	9,470	8,975
Equity attributable to Unitholders	21,829	21,958
Mandatorily convertible preferred shares	1,559	1,554
Total equity attributable to unitholders	23,388	23,512
Partnership units	711,131,721	711,412,925
Mandatorily convertible preferred shares	70,038,910	70,038,910
Total partnership units	781,170,631	781,451,835
Equity attributable to unitholders per unit	$29.93	$30.09

Equity attributable to Unitholders was $21,829 million at March 31, 2016, a decrease of $129 million from the balance at December 31, 2015. Assuming the conversion of mandatorily convertible preferred shares, equity attributable to unitholders decreased to $29.93 per unit at March 31, 2016 from $30.09 per unit at December 31, 2015. The decrease was a result of distributions from our investments during the period, offset by fair value gains and income from equity accounted investments.

Interests of others in operating subsidiaries and properties was $9,470 million at March 31, 2016, an increase of $495 million from the balance of $8,975 million at December 31, 2015. The increase was primarily a result of the acquisition of new investments through Brookfield

Asset Management-sponsored funds in which the partnership is a limited partner and additional closes on the second opportunity fund reducing our interests therein.

SUMMARY OF QUARTERLY RESULTS

	2016	2015				2014
(US$ Millions, except per unit information)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$1,247	$1,267	$1,267	$1,170	$1,149	$1,070	$1,098	$1,243
Direct operating costs	576	573	573	504	533	524	505	533
Net income	440	1,157	435	1,165	1,009	1,595	1,043	1,289
Net income attributable to unitholders	251	863	193	1,026	833	1,492	978	892
Net income per share attributable to unitholders - basic	$0.32	$1.10	$0.25	$1.31	$1.06	$2.09	$1.37	$1.31
Net income per share attributable to unitholders - diluted	$0.32	$1.06	$0.25	$1.26	$1.02	$1.97	$1.33	$1.30

Revenue varies from quarter to quarter due to acquisitions and dispositions of commercial and other income producing assets, changes in occupancy levels, as well as the impact of leasing activity at market net rents. In addition, revenue also fluctuates as a result of changes in foreign exchange rates and seasonality. Seasonality primarily affects our retail assets, wherein the fourth quarter exhibits stronger performance in conjunction with the holiday season. In addition, our North American hospitality assets generally have stronger performance in the winter and spring months compared to the summer and fall months, while our European hospitality assets exhibit the strongest performance during the summer months. Fluctuations in our net income is also impacted by the fair value of properties in the period to reflect changes in valuation metrics driven by market conditions or property cash flows.

SEGMENT PERFORMANCE

Our operations are organized into four operating segments which include Core Office, Core Retail, Opportunistic and Corporate.

The following table presents FFO by segment for comparison purposes:

	Three months ended Mar. 31,
(US$ Millions)	2016	2015
Core Office	$144	$140
Core Retail	103	88
Opportunistic	64	67
Corporate	(116)	(119)
FFO	$195	$176

The following table presents equity attributable to Unitholders by segment as of March 31, 2016 and December 31, 2015:

(US$ Millions)	Mar. 31, 2016	Dec. 31, 2015
Core Office	$15,884	$15,984
Core Retail	8,750	8,579
Opportunistic	4,233	4,251
Corporate	(7,038)	(6,856)
Total	$21,829	$21,958

Core Office

Our Core Office segment consists of interests in 153 office properties totaling over 101 million square feet, which are located primarily in the world’s leading commercial markets such as New York, London, Sydney, Toronto and Berlin among others and consists primarily of our 100% common share interest in BPO and our 50% joint venture interest in Canary Wharf.

The following table presents FFO and net income attributable to Unitholders in our Core Office segment for the three months ended March 31, 2016 and 2015:

	Three months ended Mar. 31,
(US$ Millions)	2016	2015
FFO	$144	$140
Net income attributable to Unitholders	83	794

FFO from our Core Office segment was $144 million for the three months ended March 31, 2016 as compared to $140 million in the same period in the prior year. This increase is primarily related to the FFO contribution from same-property growth in our portfolio, offset by the decrease of FFO contribution following the full or partial disposition of mature assets since March 31, 2015.

Net income attributable to Unitholders decreased by $711 million to $83 million during the three months ended March 31, 2016 as compared to $794 million during the same period in 2015. The decrease was primarily a result of higher fair value gains recorded in the prior period due to the strengthening of market conditions and leasing during the period primarily in New York, London and Sydney and a gain upon contribution of our prior 22% interest in Canary Wharf to our joint venture with QIA.

The following table presents key operating metrics for our Core Office portfolio as at and for the three months ended March 31, 2016 and 2015:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	Mar. 31, 2016	Mar. 31, 2015	Mar. 31, 2016	Mar. 31, 2015
Total portfolio:
NOI(1)	$283	$313	$86	$74
Number of properties	86	102	67	35
Leasable square feet (in thousands)	54,939	60,367	26,792	18,671
Occupancy	91.1%	91.6%	93.8%	95.7%
In-place net rents (per square foot)(2)	$27.74	$27.91	$42.38	$46.50
Same-property:
NOI(1,2)	$270	$248	$46	$45
Number of properties	73	73	9	9
Leasable square feet (in thousands)	53,522	53,446	8,150	8,141
Occupancy	91.6%	91.0%	94.4%	95.5%
In-place net rents (per square foot)(2)	$27.88	$26.61	$48.05	$43.36
(1) NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the property.
(2) Prior period presented using the March 31, 2016 exchange rate.

NOI from our consolidated properties decreased to $283 million during the three months ended March 31, 2016 from $313 million during the same period in 2015. This decrease was primarily due to the negative impact of foreign exchange and the partial disposition and deconsolidation of the eight assets contributed to the D.C. Fund, as well as dispositions in Boston, Seattle, Vancouver, Melbourne and Toronto, offset by the incremental NOI contribution from new leases, primarily in Downtown New York.

Same-property NOI for our consolidated properties for the three months ended March 31, 2016 compared with the same period in the prior year increased by $22 million to $270 million. This increase was primarily the result of increased occupancy and higher in-place net rents, predominately in our New York, Washington, D.C., Los Angeles and London properties.

NOI from our unconsolidated properties, which is presented on a proportionate basis, increased by $12 million to $86 million during the three months ended March 31, 2016, compared to $74 million during the period in the prior year. This increase primarily reflects the inclusion of Canary Wharf for a full quarter. Occupancy rates decreased to 93.8% from 95.7% primarily as a result of the acquisition of a portfolio in Berlin, where occupancy is lower than in the remainder of the unconsolidated portfolio.

The following table presents certain key operating metrics related to leasing activity in our Core Office segment for the three months ended March 31, 2016 and 2015:

	Total portfolio
(US$ Millions, except where noted)	Mar. 31, 2016	Mar. 31, 2015
Leasing activity (square feet in thousands)
New leases	723	1,264
Renewal leases	781	622
Total leasing activity	1,504	1,886
Average term (in years)	8.2	8.6
Year one leasing net rents (per square foot)(1)	$30.91	$33.70
Average leasing net rents (per square foot)(1)	31.68	38.19
Expiring net rents (per square foot)(1)	30.11	24.05
Estimated market net rents for similar space (per square foot)(1)	39.60	39.26
Tenant improvement and leasing costs (per square foot)	22.43	72.63
(1) Presented using normalized foreign exchange rates, using the March 31, 2016 exchange rate.

For the three months ended March 31, 2016, we leased approximately 1.5 million square feet at average in-place net rents of $31.68 per square foot. Approximately 48% of our leasing activity represented new leases. Our overall Core Office portfolio’s in-place net rents are currently 14% below market net rents, which gives us confidence that we will be able to increase our NOI in the coming years, as we sign new leases. For the three months ended March 31, 2016, tenant improvements and leasing costs related to leasing activity were $22.43 per square foot, compared to $72.63 per square foot in the prior year. The prior year included higher tenant improvements and leasing costs primarily related to Brookfield Place in New York, where leasing costs tend to be higher.

We calculate net rent as the annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space, excluding the impact of straight-lining rent escalations or amortization of free rent periods. This measure represents the amount of cash, on a per square foot basis, generated from leases in a given period.

The following table presents fair value gains (losses) from consolidated and unconsolidated investments in our Core Office segment for the three months ended March 31, 2016 and 2015:

	Three months ended Mar. 31,
(US$ Millions)	2016	2015
Consolidated properties	$18	$664
Unconsolidated properties	(75)	110
Total fair value (losses) gains, net	$(57)	$774
(1) Fair value gains for unconsolidated properties are presented on a proportionate basis, representing the Unitholders’ interest in the investment.

We recorded fair value (losses) gains, net of $(57) million in the three months ended March 31, 2016 as compared to $774 million in the same period in the prior year. The loss was driven by fair value losses on derivative contracts in Canary Wharf in the current period, partially offset by fair value gains in our New York and Vancouver office portfolios. The prior year included fair value gains in our U.S. and Australian office portfolio, mainly as a result of cash flow changes and discount and terminal capitalization rate compression, as well as a gain upon contributing our prior interest in Canary Wharf to our joint venture with QIA.

The key valuation metrics for commercial properties in our Core Office segment on a weighted-average basis are as follows:

	Mar. 31, 2016			Dec. 31, 2015
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties
United States	6.8%	5.6%	12	6.9%	5.7%	12
Canada	6.2%	5.7%	10	6.1%	5.5%	10
Australia	7.8%	6.2%	10	7.6%	6.2%	10
United Kingdom	5.9%	5.1%	12	6.0%	5.1%	12
Brazil	9.3%	7.5%	10	9.3%	7.5%	10
Unconsolidated properties
United States	6.5%	5.4%	11	6.3%	5.3%	11
Australia	7.4%	6.1%	10	7.4%	6.1%	10
United Kingdom(1)	5.1%	5.1%	10	4.9%	5.2%	10
Germany	8.1%	4.7%	10	8.1%	4.7%	10

(1)
Certain properties in the United Kingdom accounted for under the equity method are valued using both discounted cash flow and yield models. For comparative purposes, the discount and terminal capitalization rates and investment horizon calculated under the discounted cash flow method are presented in the table above.

The following table provides an overview of the financial position of our Core Office segment as at March 31, 2016 and December 31, 2015:

(US$ Millions)	Mar. 31, 2016	Dec. 31, 2015
Investment properties
Commercial properties	$25,392	$25,048
Commercial developments	1,822	1,627
Equity accounted investments	7,546	7,697
Participating loan interests	498	449
Accounts receivable and other	785	783
Cash and cash equivalents	596	430
Assets held for sale	272	506
Total assets	$36,911	$36,540
Debt obligations	14,407	13,818
Capital securities	1,186	1,151
Accounts payable and other liabilities	2,761	2,776
Liabilities associated with assets held for sale	60	105
Non-controlling interests of others in operating subsidiaries and properties	2,613	2,706
Equity attributable to Unitholders	$15,884	$15,984

Equity attributable to Unitholders decreased by $100 million to $15,884 million at March 31, 2016 from $15,984 million at December 31, 2015. The decrease was primarily a result of reinvesting the net proceeds from the sale of World Square Retail in Sydney and Royal Centre in Vancouver in our Opportunistic segment, as well as upfinancings within our Core Office portfolio.

Commercial properties totaled $25,392 million at March 31, 2016, compared to $25,048 million at December 31, 2015. The increase was primarily due to the positive impact of foreign exchange as well as incremental capital spent to maintain or enhance properties. These increases were partially offset by the reclassification of three properties to assets held for sale.

Commercial developments increased by $195 million between December 31, 2015 and March 31, 2016. The increase is as a result of incremental capital expenditures on existing commercial developments as well as acquisition activity during the period.

The following table summarizes the scope and progress of active developments in our Core Office segment as of March 31, 2016:

	Total	Proportionate			Cost				Loan
(Millions, except square feet in thousands)	square feet under construction (in 000’s)	square feet under construction (in 000’s)	Expected date of cash stabilization	Percent pre-leased	Total(1)		To-date		Total		Drawn
Office:
Brookfield Place East Tower, Calgary	1,400	1,400	Q3 2018	71%	C$	799	C$	442	C$	575	C$	173
L’Oréal Brazil Headquarters, Rio de Janeiro	197	92	Q3 2018	100%	R$	137	R$	60	R$	—	R$	—
Principal Place - Commercial, London	621	621	Q1 2020	69%		£365		£216		£280		£116
London Wall Place, London(2)	505	253	Q2 2020	73%		£190		£116		£137		£44
One Manhattan West, Midtown New York(2)	2,117	1,186	Q4 2020	25%		$1,063		$227		$700		$34
100 Bishopsgate, London	938	938	Q4 2021	38%		£802		£323		£—		£—
1 Bank Street, London(2)	715	358	Q1 2023	40%		£247		£58		£—		£—
Multifamily:
Three Manhattan West, Midtown New York(2)	587	329	Q3 2018	n/a		$414		$235		$268		$68
Newfoundland, London(2)	546	273	Q4 2020	n/a		£242		£74		£152		£—
Principal Place - Residential, London(2)	303	152	n/a	n/a		£181		£49		£122		£—
Shell Centre - Residential, London(2)	529	132	n/a	n/a		£164		£57		£111		£8
Total	8,458	5,734

(1)	Net of NOI earned during stabilization.

(2)	Presented on a proportionate basis at our ownership interest in each of these developments.

The following table presents changes in our partnership’s equity accounted investments in the Core Office segment from December 31, 2015 to March 31, 2016:

(US$ Millions)	Mar. 31, 2016
Equity accounted investments, beginning of period	$7,697
Additions, net of disposals and return of capital distributions	73
Share of net income, including fair value gains	5
Distributions received	(17)
Foreign exchange	(49)
Reclassification to assets held for sale	(166)
Other	3
Equity accounted investments, end of period	$7,546

Equity accounted investments decreased by $151 million since December 31, 2015 to $7,546 million at March 31, 2016. The decrease was primarily driven by the reclassification of half of our interest in the Potsdamer Platz estate in Berlin to assets held for sale.

At March 31, 2016, we classified three properties to assets held for sale as we intend to sell controlling interests in these properties to third parties in the next 12 months. The decrease in equity accounted investments since December 31, 2015 is driven by the sale of properties in Sydney and Vancouver that had been classified as assets held for sale.

Debt obligations increased from $13,818 million at December 31, 2015 to $14,407 million at March 31, 2016. This increase is the result of refinancing activity of property-level debt related to office properties and draw-downs on existing facilities to fund capital expenditures on existing properties.

The following table provides additional information on our outstanding capital securities – Core Office:

(US$ Millions)	Shares outstanding	Cumulative dividend rate	Mar. 31, 2016	Dec. 31, 2015
BPO Class AAA Preferred Shares:
Series G(1)	3,251,889	5.25%	$81	$84
Series H(1)	6,994,244	5.75%	134	128
Series J(1)	6,617,439	5.00%	128	125
Series K(1)	4,995,414	5.20%	96	90
BPO Class B Preferred Shares:
Series 1(2)	3,600,000	70% of bank prime	—	—
Series 2(2)	3,000,000	70% of bank prime	—	—
Capital Securities – Fund Subsidiaries			747	724
Total capital securities			$1,186	$1,151

(1)
BPY and its subsidiaries own 1,003,549, 1,000,000, 1,000,000, and 1,004,586 shares of Series G, Series H, Series J, and Series K Class AAA preferred shares of BPO as of March 31, 2016, respectively, which has been reflected as a reduction in outstanding shares of the BPO Class AAA Preferred Shares.

(2) Class B, Series 1 and 2 capital securities - corporate are owned by Brookfield Asset Management. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.

We had $747 million of capital securities – fund subsidiaries outstanding at March 31, 2016 as compared to $724 million at December 31, 2015. Capital securities – fund subsidiaries includes $706 million (December 31, 2015 - $683 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in the fund, which have been classified as a liability, rather than as non-controlling interest, as holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023, and on every fifth anniversary thereafter. In addition, capital securities – fund subsidiaries also includes $41 million at March 31, 2016 (December 31, 2015 - $41 million) which represents the equity interests held by the partnership’s co-investor in the D.C. Fund which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Fund for cash equivalent to the fair value of the interests.

Reconciliation of Non-IFRS Measures – Core Office

The key components of NOI in our Core Office segment are presented below:

	Three months ended Mar. 31,
(US$ Millions)	2016	2015
Commercial property revenue	$514	$569
Direct commercial property expense	(231)	(256)
Total NOI	$283	$313

The following table reconciles Core Office NOI to net income for the three months ended March 31, 2016 and 2015:

	Three months ended Mar. 31,
(US$ Millions)	2016	2015
Same-property net operating income	$270	$248
Currency variance	—	10
Net operating income related to acquisitions and dispositions	13	55
Total NOI	283	313
Investment and other revenue	20	40
Share of net earnings from equity accounted investments	5	149
Interest expense	(167)	(175)
Depreciation and amortization	(4)	(4)
General and administrative expense	(35)	(37)
Fair value gains, net	18	664
Income before taxes	120	950
Income tax expense	(21)	(115)
Net income	99	835
Net income attributable to non-controlling interests	16	41
Net income attributable to Unitholders	$83	$794

The following table reconciles Core Office net income to FFO for the three months ended March 31, 2016 and 2015:

	Three months ended Mar. 31,
(US$ Millions)	2016	2015
Net income	$99	$835
Add (deduct):
Fair value gains, net	(18)	(664)
Share of equity accounted fair value losses (gains), net	75	(110)
Income tax expense	21	115
Non-controlling interests in above items	(33)	(36)
FFO	$144	$140

Core Retail

Our Core Retail segment consists of 128 regional malls and urban retail properties containing 126 million square feet in the United States through our 29% interest in GGP (34% on a fully-diluted basis, assuming all outstanding warrants are exercised). Our investment in GGP is accounted for under the equity method.

The following table presents FFO and net income attributable to Unitholders in our Core retail segment for the three months ended March 31, 2016 and 2015:

	Three months ended Mar. 31,
(US$ Millions)	2016	2015
FFO	$103	$88
Net income attributable to Unitholders	210	147

FFO earned in our Core Retail platform for the three months ended March 31, 2016 was $103 million compared to $88 million for the same period in the prior year. FFO increased due to improved operational performance as a result of rental step-ups, leasing spreads and tenant recharges.

Net income attributable to Unitholders increased by $63 million to $210 million for the three months ended March 31, 2016 as compared to $147 million during the same period in the prior year. The increase in net income attributable to Unitholders is primarily due to greater mark-to-market adjustments on our investment in GGP warrants, as a result of a higher increase in GGP’s share price in the current quarter than in the comparative quarter in the prior year.

The following table presents key operating metrics in our Core Retail portfolio as at and for the three months ended March 31, 2016 and 2015:

	Unconsolidated
(US$ Millions, except where noted)	Mar. 31, 2016	Mar. 31, 2015
NOI:
Total portfolio(1)	$169	$161
Same-property(1)	166	159
Number of malls and urban retail properties	128	129
Leasable square feet (in thousands)	125,806	126,973
Occupancy(2)	95.2%	94.1%
In-place net rents (per square foot)(2)	61.25	60.21
Tenant Sales (per square foot)(2)	584	594
(1) NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the investments.
(2) Presented on a same-property basis.

NOI, which is presented on a proportionate basis, increased to $169 million from $161 million in the prior year, where improved performance was partially offset by dispositions, including partial interests in a marquee mall in Honolulu. On a same-property basis, NOI on unconsolidated properties increased by $7 million to $166 million from $159 million due to increases in rental rates and higher tenant sales in our United States portfolio.

The results of our operations are primarily driven by changes in occupancy and in-place rental rates. The following table presents new and renewal leases with commencement dates in 2016 and 2017 compared to expiring leases for the prior tenant in the same suite, for leases where the downtime between new and previous tenant is less than 24 months, among other metrics.

	Total Portfolio
(US$ Millions, except where noted)	Mar. 31, 2016	Mar. 31, 2015
Number of leases	922	969
Leasing activity (square feet in thousands)	2,832	3,038
Average term in years	6.8	6.1
Initial rent per square foot(1)	$67.58	$66.20
Expiring rent per square foot(2)	60.09	59.65
Initial rent spread per square foot	7.49	6.55
% change	12.5%	11.0%
Tenant allowances and leasing costs	33	40
(1) Represents initial rent over the term consisting of base minimum rent and common area costs.
(2) Represents expiring rent at end of lease consisting of base minimum rent and common area costs.

Through March 31, 2016, we leased approximately 2.8 million square feet at initial rents approximately 12.5% higher than expiring net rents on a suite-to-suite basis. Additionally, for the three months ended March 31, 2016, tenant allowances and leasing costs related to leasing activity were $33 million compared to $40 million during the same period in the prior year.

Our Core Retail portfolio occupancy rate at March 31, 2016 was 95.2%, up 1.1% from the same period of the prior year. In our Core Retail segment, we use in-place rents as a measure of leasing performance. In-place rents are calculated on a cash basis and consist of base minimum rent, plus reimbursements of common area costs, and real estate taxes. In-place rents increased to $61.25 at March 31, 2016 from $60.21 at March 31, 2015, as a result of strong leasing activity across our portfolio.

We recorded total fair value gains, net of $107 million and $59 million in our retail segment for the three months ended March 31, 2016 and 2015, respectively. The increase is primarily attributable to appreciation of the GGP warrants as a result of an increase in GGP’s stock price.

The key valuation metrics of these properties in our Core Retail segment on a weighted-average basis are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	Mar. 31, 2016			Dec. 31, 2015
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Unconsolidated properties
United States	7.4%	5.8%	10	7.4%	5.8%	10

Equity attributable to Unitholders in the Core Retail segment increased by $171 million at March 31, 2016 from December 31, 2015 due to the net income attributable to Unitholders and the increase in the value of GGP warrants discussed above.

The following table presents an overview of the financial position of our Core Retail segment as at March 31, 2016 and December 31, 2015:

(US$ Millions)	Mar. 31, 2016	Dec. 31, 2015
Equity accounted investments	$7,217	$7,215
GGP warrants	1,533	1,364
Total assets	$8,750	$8,579
Total liabilities	—	—
Equity attributable to Unitholders	$8,750	$8,579

Equity accounted investments increased by $2 million driven by positive net income including valuation gains on the GGP warrants mentioned above, partially offset by dividends received from GGP during the current period.

The following table presents a roll-forward of our partnership’s equity accounted investments from December 31, 2015 to March 31, 2016:

(US$ Millions)	Mar. 31, 2016
Equity accounted investments, beginning of period	$7,215
Share of net income, including fair value gains	41
Distributions received	(49)
Other	10
Equity accounted investments, end of period	$7,217

Reconciliation of Non-IFRS Measures – Core Retail

The following table reconciles Core Retail NOI to net income for the three months ended March 31, 2016 and 2015:

	Three months ended Mar. 31,
(US$ Millions)	2016	2015
Commercial property revenue	$—	$—
Direct commercial property expense	—	—
Total NOI	$—	$—
Fair value gains, net	169	97
Share of net earnings from equity accounted investments	41	50
Income before taxes	210	147
Income tax (expense)	—	—
Net income	210	147
Net income attributable to non-controlling interests	—	—
Net income attributable to Unitholders	$210	$147

The following table reconciles Core Retail net income to FFO for the three months ended March 31, 2016 and 2015:

	Three months ended Mar. 31,
(US$ Millions)	2016	2015
Net income	$210	$147
Add (deduct):
Share of equity accounted fair value losses, net	62	38
Fair value (gains), net	(169)	(97)
FFO	$103	$88

Opportunistic

Our Opportunistic segment is comprised of the following:

•	104 office properties comprising 23 million square feet of office space in the United States, United Kingdom, Brazil and India;

•	Over 27 million square feet of retail space across 43 properties across the United States and in select Brazilian markets;

•
Approximately 55 million square feet of industrial space across 206 industrial properties, primarily consisting of modern logistics assets in North America and Europe, with an additional four million square feet currently under construction;

•	Over 39,500 multifamily units across 140 properties throughout the United States;

•	Twenty-seven hospitality assets with over 18,200 rooms in North America, Europe and Australia;

•	Over 300 properties that are leased to automotive dealerships across North America on a triple net lease basis; and

•	Over 100 self-storage facilities comprising over 67,000 storage units throughout the United States.

The following table presents NOI, FFO and net income attributable to Unitholders in our Opportunistic segment for the three months ended March 31, 2016 and 2015:

	Three months ended Mar. 31,
(US$ Millions)	2016	2015
NOI	$353	$234
FFO	64	67
Net income attributable to Unitholders	111	76

Since the prior year, we have made significant investments in our Opportunistic segment. We have also invested in new asset classes, including self-storage. These investments are the primary driver of the increased earnings for the periods presented. These investments include the following:

•	Acquired a portfolio of over 100 self-storage facilities throughout the United States;

•	Acquired a portfolio of seven office assets in Brazil in the fourth quarter of 2015 and the first quarter of 2015;

•	Acquired Center Parcs UK, which operates five short break destinations across the U.K.; and a portfolio of hotels in Germany through a 50/50 joint venture, during the third quarter of 2015;

•	Acquired Associated Estates, which owns approximately 12,800 multifamily units across the United States, during the third quarter of 2015; and

•
Converted our interest in convertible preferred equity of CXTD into common equity in the entity during the third quarter of 2015. The investment was recognized at fair value at the date of conversion and is accounted for under the equity method as an associate.

In addition to the contribution from these investments, we also benefited from improved operating results at the Atlantis over the prior year.

FFO in the prior year period included a $14 million gain from the extinguishment of debt in our U.S. Class B mall portfolio, as well as net dividend income of $3 million from our investment in preferred shares in CXTD.

Contributing to the increase in net income attributable to Unitholders were net income from the acquisitions noted above, as well as fair value gains, particularly related to the value-add multifamily portfolio and our industrial assets in the U.S., U.K. and Germany, where we benefited from discount rate and capitalization rate compression as a result of an improved economic environment.

The following table presents key operating metrics for our Opportunistic portfolio as at March 31, 2016 and 2015:

	March 31, 2016
(US$ Millions, except where noted)	Invested capital	Number of properties	Total area (sq. ft. in thousands)	Units of measure	Occupancy %
Opportunistic Office	$515	104	22,695	Sq. ft.	80.7%
Opportunistic Retail	778	43	27,493	Sq. ft.	91.2%
Industrial	557	206	54,557	Sq. ft.	89.4%
Multifamily	863	140	39,549	Units	94.3%
Hospitality	917	27	18,214	Rooms	n/a
Triple Net Lease	381	320	16,443	Sq. ft.	99.8%
Self-storage	108	108	8,698	Sq. ft.	85.5%
Finance Funds	114	n/a	n/a	n/a	n/a
Total	$4,233

The following table presents the contributions to fair value gains, net from consolidated and unconsolidated investments in our Opportunistic segment:

	Three months ended Mar. 31,
(US$ Millions)	2016	2015
Consolidated properties	$132	$79
Unconsolidated properties(1)	49	21
Total fair value gains, net	$181	$100

(1)	Fair value gains for unconsolidated investments are presented on a proportionate basis, representing the Unitholders’ interest in the investments.

The key valuation metrics of our Opportunistic properties on a weighted-average basis are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	Mar. 31, 2016			Dec. 31, 2015
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties
Opportunistic Office	11.2%	8.3%	6	11.5%	8.3%	6
Opportunistic Retail(1)	7.5%	n/a	n/a	7.5%	n/a	n/a
Industrial	7.5%	6.6%	10	7.6%	6.8%	10
Multifamily(1)	5.0%	n/a	n/a	5.1%	n/a	n/a
Triple Net Lease(1)	6.4%	n/a	n/a	6.3%	n/a	n/a
Self-storage(1)	6.5%	n/a	n/a	n/a	n/a	n/a
Unconsolidated properties
Opportunistic Office	8.6%	7.4%	5	8.3%	7.4%	5
Opportunistic Retail(1)	7.4%	n/a	n/a	7.2%	n/a	n/a
Industrial	7.1%	6.4%	10	7.1%	6.5%	10
Multifamily(1)	5.5%	n/a	n/a	5.4%	n/a	n/a

(1)
The valuation method used to value opportunistic retail, multifamily, triple net lease, and self-storage properties is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

The following table presents equity attributable to Unitholders in our Opportunistic segment:

(US$ Millions)	Mar. 31, 2016	Dec. 31, 2015
Investment properties	$15,985	$14,924
Hospitality assets	4,925	5,016
Equity accounted investments	2,439	2,726
Accounts receivable and other	3,132	3,080
Cash and cash equivalents	558	476
Assets held for sale	982	299
Total assets	$28,021	$26,521
Debt obligations	13,996	13,482
Accounts payable and other liabilities	1,663	1,638
Liabilities associated with assets held for sale	418	137
Non-controlling interests of others in operating subsidiaries and properties	7,711	7,013
Equity attributable to Unitholders	$4,233	$4,251

The increase in investment properties is primarily the result of acquisition activity and fair value gains in our multifamily and industrial portfolios as a result of improved leasing and incremental capital expenditures to maintain and improve existing properties. These increases were partially offset by the reclassification of certain multifamily and industrial assets to assets held for sale.

The decrease in hospitality assets was the result of depreciation and the negative impact of foreign exchange from Center Parcs UK.

Equity accounted investments decreased during the three months ended March 31, 2016 as a result of the reclassification of a portfolio of hotels in Germany to assets held for sale partially offset by net income from these investments during the period.

In addition to this portfolio, assets held for sale and related liabilities as of March 31, 2016 include 14 industrial assets and 18 multifamily assets in the United States, as we intend to sell controlling interests in these properties to third parties in the next 12 months.

Debt obligations increased due to the acquisitions and capital spend mentioned above.

Reconciliation of Non-IFRS Measures - Opportunistic
NOI to net income:

	Three months ended Mar. 31,
(US$ Millions)	2016	2015
Commercial property revenue	$306	$241
Hospitality revenue	392	270
Direct commercial property expense	(80)	(71)
Direct hospitality expense	(265)	(206)
Total NOI	353	234
Investment and other revenue	15	29
Interest expense	(175)	(130)
General and administrative expense	(49)	(23)
Depreciation and amortization	(60)	(32)
Fair value gains, net	132	79
Share of net earnings from equity accounted investments	84	65
Income before taxes	300	222
Income tax expense	(11)	(11)
Net income	289	211
Net income attributable to non-controlling interests	178	135
Net income attributable to Unitholders	$111	$76

The following table reconciles Opportunistic net income to FFO for the three months ended March 31, 2016 and 2015:

	Three months ended Mar. 31,
(US$ Millions)	2016	2015
Net income	$289	$211
Add (deduct):
Fair value gains, net	(132)	(79)
Share of equity accounted fair value (gains), net	(49)	(21)
Depreciation and amortization of real estate assets	59	31
Income tax expense	11	11
Non-controlling interests in above items	(114)	(86)
FFO	$64	$67

Corporate
The following table presents FFO and net income attributable to Unitholders in our corporate segment for the three months ended March 31, 2016 and 2015:

	Three months ended Mar. 31,
(US$ Millions)	2016	2015
FFO	$(116)	$(119)
Net income attributable to Unitholders	(153)	(184)

Certain amounts are allocated to our corporate segment as those activities should not be used to evaluate our segments’ operating performance. FFO was a loss of $116 million for the three months ended March 31, 2016 compared to a loss of $119 million in the same period in the prior year. Interest expense contributes to this loss and for the three months ended March 31, 2016 was $74 million, which is comprised of $48 million of interest expense paid on capital securities and $26 million of interest expense on our credit facilities. This compares to interest expense of $70 million in the prior year.

Another component of FFO is general and administrative expense, which, for the three months ended March 31, 2016 was $47 million and is comprised of $26 million of asset management fees, $8 million of equity enhancement fees and $13 million of other corporate costs. General and administrative expense for the three months ended March 31, 2015 was $49 million and was comprised of $13 million of asset management fees, $27 million of equity enhancement fees and $9 million of other corporate costs.

In addition, during the three months ended March 31, 2016, we recorded fair value gains, net of $18 million primarily related to the settlement of foreign currency forward contracts during the three months ended March 31, 2016. Consistent with our risk management policy, the partnership uses such derivative instruments to hedge cash flows in foreign currencies. For further information on the partnership’s use of derivative contracts, please refer to “Derivative Financial Instruments” below.

As of March 31, 2016, we also recorded $55 million of income tax expense allocated to the corporate segment compared to $53 million in the same period in the prior year related to deferred tax liabilities of our holding companies and their subsidiaries.

The following table presents equity attributable to Unitholders at the corporate level:

(US$ Millions)	Mar. 31, 2016	Dec. 31, 2015
Accounts receivable and other	$72	$97
Cash and cash equivalents	83	129
Total assets	155	226
Debt obligations	2,725	3,226
Capital securities	2,887	2,880
Deferred tax liabilities	1,386	1,215
Accounts payable and other liabilities	1,049	505
Non-controlling interests	(854)	(744)
Equity attributable to Unitholders	$(7,038)	$(6,856)

The corporate balance sheet includes corporate debt and capital securities from our partnership. The decrease in corporate debt obligations is primarily a result of the repayment of our credit facility with Brookfield Asset Management following the refinancing of our credit facility.

On December 4, 2014, our partnership issued $1,800 million of exchangeable preferred equity securities (“Preferred Equity Units”) to QIA. The cash proceeds were recorded within restricted cash and allocated between capital securities ($1,535 million) and equity ($265 million) at December 31, 2014. During the first quarter of 2015, the proceeds were used to fund the Canary Wharf Transaction. At March 31, 2016 and December 31, 2015, the balance related to the Preferred Equity Units recorded within capital securities was $1,559 million and $1,554 million, respectively.

The Preferred Equity Units are exchangeable at the option of QIA into LP Units at a price of $25.70 per unit and were issued in three tranches of $600 million each, with an average dividend yield of 6.5% and maturities of seven, ten and twelve years. Brookfield Asset Management has contingently agreed to acquire the seven-year and ten-year tranches of Preferred Equity Units from QIA for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of LP Units is less than 80% of the exchange price at maturity.

The change in non-controlling interest is primarily related to non-controlling interests in the second Brookfield Asset Management-sponsored opportunity fund.

The following table provides additional information on our outstanding capital securities – corporate:

(US$ Millions)	Shares Outstanding	Cumulative Dividend Rate	Mar. 31, 2016	Dec. 31, 2015
Operating Partnership Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$534	$532
Series 2	24,000,000	6.50%	518	516
Series 3	24,000,000	6.75%	507	506
Brookfield BPY Holdings Inc. Junior Preferred Shares:
Class B Junior Preferred Shares	30,000,000	5.75%	750	750
Class C Junior Preferred Shares	20,000,000	6.75%	500	500
Brookfield Property Split Corp. Senior Preferred Shares:
Class A Series 1	925,390	5.25%	22	23
Class A Series 2	999,400	5.75%	19	18
Class A Series 3	917,903	5.00%	18	17
Class A Series 4	984,586	5.20%	19	18
Total capital securities - corporate			$2,887	$2,880

Current			$78	$76
Non-current			2,809	2,804
Total capital securities - corporate			$2,887	$2,880

In addition, as at March 31, 2016, we had $25 million of preferred shares with a cumulative dividend rate of 5% outstanding. The preferred shares were issued by various holding entities of our partnership.

Reconciliation of Non-IFRS Measures – Corporate

Net income to FFO:

	Three months ended Mar. 31,
(US$ Millions)	2016	2015
Net income (loss)	$(158)	$(184)
Add (deduct):
Fair value (gains) losses, net	(18)	12
Income tax expense	55	53
Non-controlling interests in above items	5	—
FFO	$(116)	$(119)

LIQUIDITY AND CAPITAL RESOURCES
The capital of our business consists of debt obligations, capital securities, preferred stock and equity. Our objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support our operations and reducing our weighted average cost of capital to improve our return on equity. As at March 31, 2016, capital totaled $67 billion (December 31, 2015 - $65 billion).

We attempt to maintain a level of liquidity to ensure we are able to participate in investment opportunities as they arise and to better withstand sudden adverse changes in economic circumstances. Our primary sources of liquidity include cash, undrawn committed credit facilities, construction facilities, cash flow from operating activities and access to public and private capital markets. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings and co-investor participations.

We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related costs, and by controlling operating expenses. Consequently, we believe our revenue, along with proceeds from financing activities and divestitures, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cash flows.

Our principal liquidity needs for the current year and for periods beyond include:

•	Recurring expenses;

•	Debt service requirements;

•	Distributions to Unitholders;

•	Capital expenditures deemed mandatory, including tenant improvements;

•	Development costs not covered under construction loans;

•	Investing activities which could include:

◦	Discretionary capital expenditures;

◦	Property acquisitions;

◦	Future developments; and

◦	Repurchase of our units.

We plan to meet these liquidity needs by accessing our group-wide liquidity of $5,117 million at March 31, 2016 as highlighted in the table below. In addition, we have the ability to supplement this liquidity through cash generated from operating activities, asset sales, co-investor interests and financing opportunities.

(US$ Millions)	Mar. 31, 2016	Dec. 31, 2015
Corporate cash and cash equivalents	$46	$77
Available committed corporate credit facilities	1,318	368
Available subordinated credit facilities	333	174
Corporate liquidity	1,697	619
Proportionate cash retained at subsidiaries	1,072	1,000
Proportionate availability under construction facilities	2,086	1,983
Proportionate availability under subsidiary credit facilities	262	536
Group-wide liquidity(1)	$5,117	$4,138

(1)	This includes liquidity of investments which are not controlled and can only be obtained through distributions which the partnership does not control.

We finance our assets principally at the operating company level with asset-specific debt that generally has long maturities, few restrictive covenants and with recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.

The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions)	Mar. 31, 2016
Remainder of 2016	$3,171
2017	4,049
2018	2,674
2019	2,437
2020	1,444
2021 and thereafter	8,662
Deferred financing costs	(174)
Secured debt obligations	$22,263
Loan to value	51.5%

We generally believe that we will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2016-2017.

Our partnership’s operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in full compliance with all such covenants at March 31, 2016. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to our partnership.

For the three month periods ended March 31, 2016 and 2015, the partnership made distributions to unitholders of $199 million and $189 million, respectively. This compares to cash flow from operating activities of $70 million and $85 million for each period. The cash flow from operating activities exceeded distributions for the three month periods ended March 31, 2016 and March 31, 2015. The partnership has a number of alternatives at its disposal to fund any difference between the cash flow from operating activities and distributions to unitholders. The partnership is not a passive investor and typically holds positions of control or significant influence over assets in which it invests, enabling the partnership to influence distributions from those assets. The partnership will, from time to time, convert some or all of the unrealized fair value gains on investment properties to cash through asset sales, joint ventures or refinancings. The partnership may access its credit facilities in order to temporarily fund its distributions as a result of timing differences between the payments of distributions and cash receipts from its investments. For the three month periods ended March 31, 2016 and 2015, the partnership funded the gap between its distributions and cash flow from operating activities through approximately $314 million and $217 million of realized gains on the disposition of assets with meaningful returns on capital, respectively. Distributions made to unitholders which exceed cash flow from operating activities in future periods may be considered to be a return of capital to unitholders as defined in Canadian Securities Administrators’ National Policy 41-201 - Income Trusts and Indirect Offerings.

RISKS AND UNCERTAINTIES
The financial results of our business are impacted by the performance of our properties and various external factors influencing the specific sectors and geographic locations in which we operate, including: macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

Our property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (including the availability and costs of mortgage funds), local conditions (including an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Certain properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

We are affected by local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets. A protracted decline in economic conditions would cause downward pressure on our operating margins and asset values as a result of lower demand for space.

Substantially all of our properties are located in North America, Europe and Australia, with a growing presence in Brazil, China and India. A prolonged downturn in the economies of these regions would result in reduced demand for space and number of prospective tenants and will affect the ability of our properties to generate significant revenue. If there is an increase in operating costs resulting from inflation and other factors, we may not be able to offset such increases by increasing rents.

We are subject to risks that affect the retail environment, including unemployment, weak income growth, lack of available consumer credit, industry slowdowns and plant closures, consumer confidence, increased consumer debt, poor housing market conditions, adverse weather conditions, natural disasters and the need to pay down existing obligations. All of these factors could negatively affect consumer spending, and adversely affect the sales of our retail tenants. This could have an unfavorable effect on our operations and our ability to attract new retail tenants.

As owners of office, retail, and industrial properties, lease rollovers also present a risk, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer to “Lease Rollover Risk” below for further details.

For a more detailed description of the risk factors facing our business, please refer to the section entitled Item 3.D. “Key Information - Risk Factors” in our December 31, 2015 annual report on Form 20-F.

Credit Risk
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Government and government agencies comprise 6.9% of our Core Office segment tenant base and, as at March 31, 2016, no one tenant comprises more than this.

The following list shows the largest tenants by leasable area in our Core Office portfolio and their respective credit ratings and exposure as at March 31, 2016:

Tenant	Primary location	Credit rating(1)	Exposure (%)(2)
Government and Government Agencies	Various	AAA/AA+	6.9%
Barclays	London	BBB	2.4%
Morgan Stanley	NY/Toronto/London	A-	2.4%
CIBC World Markets(3)	Calgary/NY/Toronto	A+	1.8%
Suncor Energy Inc.	Calgary/Houston	A-	1.6%
Bank of Montreal	Calgary/Toronto	A+	1.4%
Bank of America | Merrill Lynch	Denver/NY/LA/Toronto/D.C.	A/A-	1.4%
Deloitte	Calgary/Houston/LA/Toronto	Not Rated	1.3%
Royal Bank of Canada	Various	AA-	1.3%
JPMorgan Chase & Co.	Denver/Houston/LA/NY	A+	1.2%
Total			21.7%

(1)	From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited.
(2) Prior to considering the partnership’s interest in partially-owned properties.
(3) CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

The following list reflects the largest tenants in our Core Retail portfolio as at March 31, 2016. The largest ten tenants in our portfolio accounted for approximately 21.8% of minimum rents, tenant recoveries and other.

Tenant	DBA	Exposure (%)(1)
Limited Brands, Inc.	Victoria's Secret, Bath & Body Works, PINK, Henri Bendel	3.7%
The Gap, Inc.	Gap, Banana Republic, Old Navy	2.8%
Foot Locker, Inc.	Footlocker, Champs Sports, Footaction USA	2.7%
Forever 21, Inc.	Forever 21	2.1%
Abercrombie & Fitch Stores, Inc.	Abercrombie, Abercrombie & Fitch, Hollister	2.1%
Express, Inc.	Express, Express Men	2.0%
Ascena Retail Group	Dress Barn, Justice, Lane Bryant, Maurices, Ann Taylor, Loft	1.8%
Signet Jewelers Limited	Zales, Gordon's, Kay, Jared	1.6%
Genesco Inc.	Journeys, Lids, Underground Station, Johnston & Murphy	1.5%
Luxottica Group S.p.A.	Lenscrafters, Sunglass Hut, Pearle Vision	1.5%
Total		21.8%

(1)	Exposure is a percentage of minimum rents and tenant recoveries.

Lease Roll-over Risk
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. On average, approximately 10% of our office, retail and industrial leases mature annually up to 2020. Our office, retail and industrial portfolio has a weighted average remaining lease life of approximately 6.5 years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by pro-actively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our office, retail and industrial portfolios at March 31, 2016, including our unconsolidated investments:

(Sq. ft. in thousands)	Current	Remaining 2016	2017	2018	2019	2020	2021	2022	2023 and beyond	Total
Core Office	6,577	3,016	3,798	5,337	5,163	6,039	5,480	5,516	40,805	81,731
Total % expiring	8.0%	3.7%	4.6%	6.5%	6.3%	7.4%	6.7%	6.7%	50.1%	100.0%
Core Retail(1)	2,211	3,610	6,416	5,630	5,528	4,050	3,701	3,563	17,451	52,160
Total % expiring	4.2%	6.9%	12.3%	10.8%	10.6%	7.8%	7.1%	6.8%	33.5%	100.0%
Opportunistic Office	3,154	1,316	1,658	1,649	2,542	2,381	901	145	2,588	16,334
Total % expiring	19.3%	8.1%	10.2%	10.1%	15.6%	14.6%	5.5%	0.9%	15.7%	100.0%
Opportunistic Retail(1)	1,137	1,058	1,608	1,356	1,152	1,031	917	470	4,191	12,920
Total % expiring	8.8%	8.2%	12.4%	10.5%	8.9%	8.0%	7.1%	3.6%	32.5%	100.0%
Industrial	5,019	2,299	5,992	7,451	6,260	7,214	6,516	2,642	11,163	54,556
Total % expiring	9.2%	4.2%	11.0%	13.7%	11.5%	13.2%	11.9%	4.8%	20.5%	100.0%
(1) Represents regional malls only and excludes traditional anchor and specialty leasing agreements.

Tax Risk
We are subject to income taxes in various jurisdictions, and our tax liabilities are dependent upon the distribution of income among these different jurisdictions. Our effective income tax rate is influenced by a number of factors, including changes in tax law, tax treaties, interpretation of existing laws, and our ability to sustain our reporting positions on examination. Changes in any of those factors could change our effective tax rate, which could adversely affect our profitability and results of operations.

Environmental Risk
As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove such substances or remediate such locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.

Economic Risk
Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. We are substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of over six years.

Insurance Risk
Our insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates. We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe).

Interest Rate and Financing Risk
We have an on-going need to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year and to maintain relationships with a large number of lenders to limit exposure to any one counterparty.

Approximately 53% of our outstanding debt obligations at March 31, 2016 are floating rate debt compared to 55% at December 31, 2015. This debt is subject to fluctuations in interest rates. A 100 basis point increase in interest rates relating to our corporate and commercial floating rate debt obligations would result in an increase in annual interest expense of approximately $166 million. A 100 basis point increase in interest rates relating to fixed rate debt obligations due within one year would result in an increase in annual interest expense of approximately $16 million upon refinancing. In addition, we have exposure to interest rates within our equity accounted investments. We have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts. See “Derivative Financial Instruments” below in this MD&A.

At March 31, 2016, our consolidated debt to capitalization was 47% (December 31, 2015 – 47%). It is our view this level of indebtedness is conservative given the cash flow characteristics of our properties and the fair value of our assets. Based on this, we believe that all debts will be financed or repaid as they come due in the foreseeable future.

Foreign Exchange Risk
As at and for the three months ended March 31, 2016, approximately 35% of our assets and 31% of our revenues originated outside the United States and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. Dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and, from time to time, supplemented through the use of derivative contracts as discussed under “Derivative Financial Instruments”.

DERIVATIVE FINANCIAL INSTRUMENTS
We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•
Foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Brazilian Real and Chinese Yuan denominated investments in foreign subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt; and

•	Interest rate caps to hedge interest rate risk on certain variable rate debt.

We also designate Canadian Dollar financial liabilities of certain of our operating entities as hedges of our net investments in our Canadian operations.

Interest Rate Hedging
The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of March 31, 2016 and December 31, 2015:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Mar. 31, 2016	Interest rate caps of US$ LIBOR debt	$3,890	2.5% - 5.8%	Jun. 2016 - Oct. 2018	$—
	Interest rate swaps of US$ LIBOR debt	1,193	1.3% - 2.2%	Jul. 2020 - Dec. 2020	(26)
	Interest rate cap of £ LIBOR debt	241	2.5% - 3.0%	Dec. 2016 - Aug. 2017	—
	Interest rate swaps of £ LIBOR debt	75	1.5%	Apr. 2020	2
	Interest rate swaps of € EURIBOR debt	197	0.3% - 1.4%	Oct. 2017 - Apr. 2021	6
	Interest rate swaps of A$ BBSW/BBSY debt	401	3.5% - 5.9%	Jul. 2016 - Jul. 2017	(5)
	Interest rate swaps on forecasted fixed rate debt	1,835	3.1% - 5.5%	Jun. 2026 - Jun. 2029	(438)
Dec. 31, 2015	Interest rate caps of US$ LIBOR debt	$3,654	2.5% - 5.8%	Jan. 2016 - Oct. 2018	$—
	Interest rate swaps of US$ LIBOR debt	285	2.1% - 2.2%	Oct. 2020 - Nov. 2020	(8)
	Interest rate swaps of £ LIBOR debt	77	1.5%	Apr. 2020	1
	Interest rate swaps of € EURIBOR debt	187	0.02% - 1.4%	Oct. 2017 - Feb. 2021	5
	Interest rate swaps of A$ BBSW/BBSY debt	488	3.5% - 5.9%	Jan. 2016 - Jul. 2017	(9)
	Interest rate swaps on forecasted fixed rate debt	1,885	3.1% - 5.1%	Jan. 2026 - Jun. 2029	(332)

For the three months ended March 31, 2016, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s interest rate hedging activities was $5 million. For the three months ended March 31, 2015, the amount of hedge ineffectiveness recorded in earnings was not significant.

Foreign Currency Hedging
The following table provides the partnership’s outstanding derivatives that are designated as net investments in foreign subsidiaries or cash flow hedges as of March 31, 2016 and December 31, 2015:

(US$ Millions)	Hedging item		Notional	Rates	Maturity dates	Fair value
Mar. 31, 2016	Net investment hedges		£2,606	£0.64/$ - £0.72/$	Apr. 2016 - Oct. 2017	$(34)
	Net investment hedges	C¥	2,000	C¥6.66/$ - C¥6.90/$	Sep. 2016 - Feb. 2017	(9)
	Net investment hedges	A$	1,409	A$1.34/$ - A$1.44/$	Apr. 2016 - May 2017	(39)
	Net investment hedges		€723	€0.80/$ - €0.94/$	May 2016 - Feb. 2018	(24)
	Cash flow hedges	R$	500	R$3.72/$	Jun. 2016	1
	Net investment hedges	R$	386	R$3.84/$ - R$3.89/$	Oct. 2016	(2)
Dec 31, 2015	Net investment hedges		£2,346	£0.64/$ - £0.68/$	Jan. 2016 - Mar. 2017	$26
	Net investment hedges	C¥	2,000	C¥6.62/$ - C¥6.78/$	Feb. 2016 - Dec. 2016	3
	Net investment hedges	A$	811	A$1.29/$ - A$1.44/$	Jan. 2016 - Feb. 2017	2
	Net investment hedges		€446	€0.80/$ - €0.94/$	May 2016 - Dec. 2016	1
	Cash flow hedges	R$	613	R$3.89/$ - R$3.96/$	Jan. 2016 - Mar. 2016	(8)

In addition to the above, our partnership has designated C$690 million (December 31, 2015 - C$900 million) of Canadian Dollar financial liabilities as hedges against our partnership’s net investment in Canadian operations.

For the three months ended March 31, 2016 and 2015, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following table presents details of the partnership’s other derivatives that have been entered into to manage financial risks as of March 31, 2016 and December 31, 2015:

(US$ Millions)	Derivative type	Notional	Maturity dates	Rates	Fair value (gain)/loss	Classification of gain/loss
Mar. 31, 2016	Interest rate caps	$350	Jul. 2017	3.25%	$—	General and administrative expense
	Interest rate swap	115	Dec. 2016	4.09%	—	General and administrative expense
	Interest rate swap	37	Apr. 2018	1.44%	—	General and administrative expense
Dec 31, 2015	Interest rate caps	$381	Mar. 2016	3.65%	$—	General and administrative expense
	Interest rate caps	350	Jul. 2017	3.25%	—	General and administrative expense
	Interest rate caps	34	Jan. 2016	3.00%	—	General and administrative expense
	Interest rate caps	75	Feb. 2016	2.93%	—	General and administrative expense

(US$ Millions)	Derivative type		Notional	Maturity dates	Strike prices	Fair value (gain)/loss	Classification of (gain)/loss
Mar. 31, 2016	Foreign currency call		£250	Jul. 2016	£0.67/$	$(5)	Fair value gains, net
	Foreign currency call		£250	Jul. 2016	£0.67/$	(5)	Fair value gains, net
	Foreign currency call		£150	Jul. 2016	£0.67/$	(3)	Fair value gains, net
	Foreign currency call		£150	Jul. 2016	£0.67/$	(3)	Fair value gains, net
	Foreign currency call	A$	275	Apr. 2016	A$1.25/$	—	Fair value gains, net
Dec 31, 2015	Foreign currency call	A$	175	Mar. 2016	A$1.22/$	$—	Fair value gains, net
	Foreign currency call	A$	275	Apr. 2016	A$1.25/$	—	Fair value gains, net
	Foreign currency put		£370	Jan. 2016	£0.71/$	—	Fair value gains, net
	Foreign currency put		£200	Mar. 2016	£0.71/$	(1)	Fair value gains, net
	Foreign currency call	A$	150	Apr. 2016	A$1.22/$	—	Fair value gains, net
	Foreign currency call	A$	150	Apr. 2016	A$1.22/$	—	Fair value gains, net
	Foreign currency call	A$	250	Apr. 2016	A$1.22/$	—	Fair value gains, net

The other derivatives have not been designated as hedges for accounting purposes.

RELATED PARTIES
In the normal course of operations, the partnership enters into transactions with related parties. These transactions are recognized in the consolidated financial statements. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is the general partner. The ultimate parent of the partnership is Brookfield Asset Management. Other related parties of the partnership include the partnership’s and Brookfield Asset Management’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, prior to the third quarter of 2015, on a quarterly basis, the partnership paid a base management fee (“base management fee”), to the service providers equal to $12.5 million per quarter ($50.0 million annually).

Through the second quarter of 2015, the partnership also paid a quarterly equity enhancement distribution to Special L.P., a wholly-owned subsidiary of Brookfield Asset Management, of 0.3125% of the amount by which the operating partnership’s total capitalization value at the end of each quarter exceeded its total capitalization value that immediately followed the spin-off of Brookfield Asset Management’s commercial property operations on April 15, 2013, subject to certain adjustments. For purposes of calculating the equity enhancement distribution at each quarter-end, the capitalization of the partnership was equal to the volume-weighted average of the closing prices of the LP Units on the New York Stock Exchange (“NYSE”) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of the partnership on the last of those days (assuming full conversion of Brookfield Asset Management’s interest in the partnership into units of the partnership), plus the amount of third-party debt, net of cash, with recourse to the partnership and the Operating Partnership and certain holding entities held directly by the Operating Partnership.

On August 3, 2015, the board of directors of the partnership approved an amendment to the base management fee and equity enhancement distribution calculations, as of the beginning of the third quarter of 2015. Pursuant to this amendment, the annual base management fee paid by the partnership to Brookfield Asset Management was changed from $50.0 million, subject to annual inflation adjustments, to 0.5% of the total capitalization of the partnership, subject to an annual minimum of $50.0 million plus annual inflation adjustments. The calculation of the equity enhancement distribution was amended to reduce the distribution by the amount by which the revised base management fee is greater than $50.0 million per annum, plus annual inflation adjustments, to maintain a fee level in aggregate that would be the same as prior to the amendment.

The base management fee for the three months ended March 31, 2016 was $26 million (2015 - $13 million). The equity enhancement distribution for the three months ended March 31, 2016 was $8 million (2015 - $27 million).

In connection with the issuance of Preferred Equity Units to QIA in the fourth quarter of 2014, Brookfield Asset Management has contingently agreed to acquire the seven-year and ten-year tranches of Preferred Equity Units from QIA for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity.

The following table summarizes transactions with related parties:

(US$ Millions)	Mar. 31, 2016	Dec 31, 2015
Balances outstanding with related parties:
Participating loan interests	$498	$449
Equity accounted investments	148	143
Loans and notes receivable(1)	66	63
Receivables and other assets	28	29
Deposit from Brookfield Asset Management	(500)	—
Property-specific debt obligations	(379)	(362)
Corporate debt obligations	(12)	(1,000)
Other liabilities	(198)	(373)
Capital securities held by Brookfield Asset Management	(1,250)	(1,250)
Preferred shares held by Brookfield Asset Management	(25)	(25)

	Three months ended Mar. 31,
(US$ Millions)	2016	2015
Transactions with related parties:
Commercial property revenue	$5	$5
Management fee income	1	—
Interest and other income	1	—
Participating loan interests (including fair value gains, net)(1)	25	30
Interest expense on debt obligations	30	13
Interest on capital securities held by Brookfield Asset Management	19	19
General and administrative expense(2)	57	51
Construction costs(3)	97	70

(1)
At March 31, 2016, includes $66 million (December 31, 2015 - $63 million) receivable from Brookfield Asset Management upon the earlier of our partnership’s exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan interests.

(2)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with our private funds, and administrative services.

(3)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for construction costs of development properties.

During the first quarter of 2016, the partnership’s 50/50 joint venture with the Investment Corporation of Dubai (“ICD”) acquired land in Dubai on which ICD Brookfield Place Dubai will be erected. BPO serves as the development manager and, as such, earns a management fee during the construction period. In addition, the primary contractor for the construction of the property will be a joint venture of Brookfield Multiplex Pty. Ltd., which is indirectly owned by Brookfield Asset Management through Brookfield Business Partners L.P., and Ssangyong Engineering & Construction Co. Ltd.

During the first quarter of 2016, Fairfield Residential Company LLC, which is approximately 65% owned by Brookfield Asset Management, sold a multifamily development site in Camarillo, CA to Brookfield Office Properties for consideration of $35 million.

ADDITIONAL INFORMATION
CRITICAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGEMENTS
USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2 to the December 31, 2015 consolidated financial statements.

TREND INFORMATION
We will seek to increase the cash flows from our office and retail property activities through continued leasing activity as described below. In particular, we are operating below our historical office occupancy level in the United States, which provides the opportunity to expand cash flows through higher occupancy. In addition, we believe that most of our markets have favorable outlooks, which we believe also provides an opportunity for strong growth in lease rates. We do, however, still face a meaningful amount of lease rollover in 2016 and 2017, which may restrain FFO growth from this part of our portfolio in the near future. Our beliefs as to the opportunities for our partnership to increase its occupancy levels, lease rates and cash flows are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. See “Statement Regarding Forward-looking Statements and Use of Non-IFRS Measures”.

Transaction activity is picking up across our global real estate markets and we are considering a number of different opportunities to acquire single assets, development sites and portfolios at attractive returns. In our continued effort to enhance returns through capital reallocation, we are also looking to divest all of, or a partial interest in, a number of mature assets to capitalize on existing market conditions.

Given the small amount of new office and retail development that occurred over the last decade and the near total development halt during the global financial crisis, we see an opportunity to advance our development inventory in the near term in response to demand we are seeing in our major markets. In addition, we continue to reposition and redevelop existing retail properties, in particular, a number of the highest performing shopping centers in the United States.

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTROLS AND PROCEDURES
INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes made in our internal control over financial reporting that have occurred during the three months ended March 31, 2016, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Corporate Information

CORPORATE PROFILE
Brookfield Property Partners is one of the world’s largest commercial real estate companies, with over $65 billion in total assets. We are leading owners, operators and investors in commercial property assets, with a diversified portfolio that includes over 150 premier office properties and over 120 best-in-class retail malls around the world. We also hold interests in multifamily, triple net lease, industrial, hospitality, and self-storage assets. Brookfield Property Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldpropertypartners.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with approximately $225 billion in assets under management.

BROOKFIELD PROPERTY PARTNERS
73 Front Street, 5th Floor
Hamilton, HM 12
Bermuda
Tel: (441) 294-3309
www.brookfieldpropertypartners.com

UNITHOLDERS INQUIRIES
Brookfield Property Partners welcomes inquiries from Unitholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Matt Cherry, Vice President, Investor Relations and Communications at (212) 417-7488 or via e-mail at matthew.cherry@brookfield.com. Inquiries regarding financial results can be directed to Bryan Davis, Chief Financial Officer at (212) 417-7166 or via e-mail at bryan.davis@brookfield.com. Unitholder questions relating to distributions, address changes and unit certificates should be directed to the partnership’s transfer agent, CST Trust Company, as listed below.

CST TRUST COMPANY
By mail:         P.O. Box 4229
Station A
Toronto, Ontario, M5W 0G1
Tel:         (416) 682-3860; (800) 387-0825
Fax:         (888) 249-6189
E-mail:         inquiries@canstockta.com
Web site:        www.canstockta.com

COMMUNICATIONS
We strive to keep our Unitholders updated on our progress through a comprehensive annual report, quarterly interim reports and periodic press releases.

Brookfield Property Partners maintains a website, www.brookfieldpropertypartners.com, which provides access to our published reports, press releases, statutory filings, supplementary information and unit and distribution information as well as summary information on the partnership.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and Unitholders to ensure that accurate information is available to investors.